Kinder Morgan Underwriting Syndicate Members


Banc of America Securities LLC
Barclays Capital Inc.
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
DnB NOR Markets, Inc.
Greenwich Capital Markets, Inc.
Lazard Capital Markets LLC
Lehman Brothers Inc.
RBC Capital Markets Corporation
TD Securities (USA) LLC
Wachovia Capital Markets, LLC